winzen PROPERTIES INC.

INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2003

(Unaudited)

FINANCIAL HIGHLIGHTS

FOR THE THREE MONTHS ENDED JUNE 30

[IN THOUSANDS]

		2003	2002	2001
Results from operations				
Total revenues	$	**6,702,428**	$ 3,390,570	$ 803,030
Operating income	$	**922,373**	$ 1,490,062	$ 22,783
Net income	$	**499,286**	$ 858,298	$ (130,230)
Assets	$	**18,295,151**	$18,531,303	$23,296,433



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MANAGEMENT REPORTS OPERATING INCOME IN THE FIRST QUARTER OF $922,373.

Q1 ACHIEVEMENTS

- Winzen's operating income for three months decreased to $922,373 from $1,490,062 in the first quarter of 2002. In 2002, the sale of the Maple property for $1.2 million had the largest impact on operating income, generating a gain of $1,087,550.
- Rental operations income decreased to $597,107 from $601,378 due to sales of rental units.
- The Company closed 29 units in the *Sheldon Point* project by the end of the quarter.
- The Company closed five homes in the *Manors of Everett* project and one home in *Silver Brooke.*
- The Company started marketing of *Applewood Orchards*, the 75-lot single house project in Burlington.

CORPORATE PROFILE

Winzen Properties Inc. is a diversified real estate company focused on the development and construction of new homes in the Greater Toronto Area and the ownership and value enhancement of residential and commercial rental properties. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate and by making opportunistic investments in rental and development properties.

TO OUR SHAREHOLDERS

Dear Fellow Shareholders:

We are pleased to share with you Winzen's financial and operating results for the three months ended June 30, 2003, a quarter in which the Company closed a total of 35 homes; 29 in the *Sheldon Point by the Creek* project, five sales in the *Manors of Everett*, and one in the *Silver Brooke* project. Construction was completed on the *Sheldon Point* project in the quarter. The first quarter results provide us with a solid foundation for achieving continued profitability for the March 31, 2004 year end.

FINANCIAL RESULTS

Winzen continues to deliver a solid financial performance despite unsettled economic conditions.

For the three months ended June 30, 2003, cashflow from operations decreased to $607,373, compared with $985,062 in 2002. The gain from operations for the three months ended June 30, 2003 was $922,373 compared to $1,490,062 in the prior year. Last year's results were significantly improved by the sale of the Maple Avenue property.

OPERATIONS

Real Estate Sales

During the quarter, the Company had $6,072,857 in revenue from the sale of properties. The sale of 29 units in *Sheldon Point*, which closed in June 2003, represented the majority of sale of properties revenue in the first quarter.

Five closings occurred in the *Manors of Everett* in the first quarter, totaling $652,960. There was one house sale in the *Silver Brooke Estates* subdivision in the amount of $170,444.

Property Development

There was $3.8 million in property development at the end of the quarter. Over 50% of this amount was attributed to the Cambridge property, *Millcreek by the Grand.* One million was for eight *Sheldon Point* units, all scheduled to close in the second quarter. There were a further five sales in the *Manors of Everett* scheduled to close in the next two quarters.

The *Applewood Orchards* 75-lot house development has been marketed since early in the quarter. One model home has been built on the property. The Company has not yet closed on the property and expects to close in September 2003. The Company has applied for building permits for three additional models and three sold homes.

In Cambridge, *Millcreek by the Grand* had servicing start in the quarter. Due to a Ministry of Environment audit of the site, servicing was halted pending completion of the audit. The audit has been delayed due to the blackout in Ontario, resulting in government workers not working until the last week in August.

Winzen's residential property sales slowed with the numerous external factors in the market, impacting sales traffic since the spring. It is expected that the market will return to normal in the fall and may be assisted with lower interest rates.

Rental Properties

The Company held just over $9.5 million in rental properties at the end of June 30, 2003.

The Westway property continues to operate without vacancies and with an outstanding collection record. New carpeting was installed in half of the building in the quarter and expensed in the period.

The *Kennedy Road* property continued to be fully rented during the quarter. The major retail tenant moved out in the last year of their lease ending on December 31, 2003, and continues to pay rent. There are currently three potential tenants interested in the space. At *837 Queenston Road* in Stoney Creek, vacancies were two units, compared to seven in the first three months of last year.

A LOOK AHEAD

As we look to the balance of the year and beyond, we remain focused on developing and owning residential properties in the Greater Toronto Area. Given uncertain current market conditions, we will focus on current projects and completing the *Applewood Orchards* acquisition and the balance of the Silver Brooke acquisitions. We anticipate future continued revenue growth in residential construction, as sales and closings are achieved at *Millcreek by the Grand, Applewood Orchards* and *Silver Brooke Estates*. The majority of these sales are expected to close in the March 31, 2005 year. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in cash flow per share.

Thank you for your continued support.

On behalf of management and the board,
August 29, 2003

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

CONSOLIDATED BALANCE SHEET

As at	June 30 2003 [unaudited]	March 31 2003 [audited]
Assets		
Rental properties	$ 9,533,977	$ 9,622,380
Properties held for development and resale	3,804,610	7,557,075
Investment in Ville de Longueuil properties	414,659	414,659
Cash and cash equivalents	2,427,498	2,331,960
Marketable securities	104,005	107,125
Receivables and other assets	2,010,402	1,810,785
	$ 18,295,151	$ 21,843,984
Liabilities		
Property financing	$ 9,808,972	$ 9,901,424
Construction financing	140,680	3,180,802
Accounts payable and accrued liabilities	1,217,541	1,379,991
Income taxes payable	333,200	778,200
Loans payable	502,632	582,812
Purchasers' deposits	114,750	342,666
Future income taxes	540,000	540,000
	$ 12,657,775	$ 16,705,895
Shareholders' equity		
Share capital	$ 2,227,454	$ 2,227,454
Retained earnings	3,409,922	2,910,635
	$ 5,637,376	$ 5,138,089
	$ 18,295,151	$ 21,843,984

CONSOLIDATED STATEMENT OF EARNINGS

[UNAUDITED]
FOR THE THREE MONTHS ENDED JUNE 30

		3 Months 2003		3 Months 2002
Revenue				
Real estate sales	$	6,072,857	$	2,742,380
Rental operations		597,107		601,378
Property management		22,522		24,890
Interest and other		9,942		16,917
Commission		-		5,005
	$	6,702,428	$	3,390,570
Expenses				
Cost of real estate sales	$	5,157,859	$	1,260,347
Rental operations		429,954		445,917
Administrative and general		167,952		154,842
Selling and operating		22,870		31,778
Other interest		1,420		7,624
	$	5,780,055	$	1,900,508
Operating income	$	922,373	$	1,490,062
Amortization of rental properties and other capital assets		96,380		111,380
Amortization of financing fee		11,706		15,384
Income before income taxes		814,287		1,363,298
Provision for large corporations tax		3,000		5,000
Provision for current income taxes		312,000		500,000
Provision for income taxes		315,000		505,000
Net income		499,287		858,298
Retained earnings, beginning of period		2,910,635		844,717
Retained earnings, end of period	$	3,409,922	$	1,703,015
Net income per share	$	0.05	$	0.09
Common shares outstanding		9,644,100		9,644,100

CORPORATE INFORMATION

SHAREHOLDER INQUIRIES

Winzen welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations and financial results can be directed to Brian Zenkovich, Chief Executive Officer at (416) 253-5900 or via e-mail at winzen@winzen.on.ca.

Shareholder questions relating to address changes, stocks, transfers, registered shareholdings or lost certificates should be directed to the Company's Registrar and Transfer Agent:

Computershare Investor Services Inc.
Corporate Services Division
510 Burrard Street
Vancouver, BC V6C 3B9

Tel: (604) 661-9418
Fax: (604) 683-3694

COMMON STOCK INFORMATION

Symbol:	WZI
Stock Exchange:	The TSX Venture Exchange (TSX)
Fiscal Year End:	March 31

HEAD OFFICE

Winzen Properties Inc.
30 Algie Avenue
Toronto, Ontario
M8Z 5J8

Tel:	(416) 253-5900
Fax:	(416) 253-1102
E-mail:	winzen@winzen.on.ca
Website:	www.winzen.on.ca

winzen